ASPIRATION FUNDS
116 South Franklin Street
Rocky Mount, North Carolina 27804
 252-972-9922

July 9, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Aspiration Funds (File Nos. 333-192991 and 811-22922); on behalf of the Aspiration Flagship Fund and Aspiration US Sustainable Equity Fund ("Funds"), each a series of the Aspiration Funds
Ladies and Gentlemen,
On behalf of the Aspiration Funds (the "Trust"), we request, pursuant to Rule 477 to the Securities Act of 1933, the withdrawal of Post Effective Amendment No. 3 to the Trust's Registration Statement on Form N-1A filed with the Securities and Exchange Commission on March 27, 2015, EDGAR Accession Number: 000141594854-15-000016. The Trust is requesting the withdrawal as it intends to file a subsequent post-effective amendment under Rule 485(a) which may contain additional materials changes to the Fund's Prospectus and Statement of Additional Information. No securities were issued or sold pursuant to the amendment.
If you have any questions concerning the foregoing, please contact the undersigned at 252.972.9922.

Yours truly,

/s/ Mathew J. Beck
 Mathew J. Beck

cc:	Asen Parachkevov Division of Investment Management U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549